EXHIBIT 99.1

November 5, 2002

Mr. John N. Ehrman

President & C.E.O

ROCKY MOUNTAIN ENERGY CORP.

333 N. Sam Houston Parkway East

Suite 910

Houston. Texas 77060

Re: Engagement Agreement for Due Diligence Services

$100,000.000 Securitization for Rocky Mountain Energy Corp.

Dear John:

You have requested that we, Residential Resources Financial Services, Inc., (RRFSI), provide a commitment to provide financing through securitization for the above referenced energy project for your company, Rocky Mountain Energy Corporation (RMEC).

We have conducted a review of the preliminary information provided for the RMEC, transaction. Based on the results of this preliminary review, please accept this letter as our "Letter of Intent" to issue a Commitment to Securitize the above referenced project through the issuance of asset-backed or other bonds, subject only to the successful completion of due diligence of the project by our annalists and personnel.

As consideration for completing the due diligence described herein, a nonrefundable fee of $50,000.00 (the "Due Diligence Fee") shall be remitted to RRFSI, by RMEC upon the execution of this Engagement Agreement by the pates hereto.

Upon the successful completion of our due diligence, we will issue a Securitization Commitment in the amount of $100,000,000, One Hundred Million Dollars. We would anticipate the transaction closing and the bonds to be issued within ninety to one hundred twenty days after execution of the Securitization Commitment.

As consideration for issuing the Securitizaton Commitment described herein, a nonrefundable fee of $100,000.00, (the "Securitzation Commitment Fee") shall be remitted to RRFSI, upon execution of the Securitization Commitment by the parties. RRFSI shall also receive, at closing/bond issuance, an amount equal to 4% of the aggregate bonds issued in connection with this transaction.

In addition to the fees outlined above and as included in the Securitization Commitment, RMEC shall pay for or reimburse RRFSI, as applicable. for all fees, costs and expenses incurred by RRFSI in connection with the securitization, including, but not limited to, escrow fees, rating agency fees, fees and expenses of accountants, Legal counsel and other consultants and experts retained by RRFSI, brokerage or sales fees, costs and commissions as well as travel expenses.

As you know, Residential Resources Financial Services, Inc., RRFSI, is an Investment Banking firm established in 1993. We provide financing for real estate portfolios and projects through securitization. To facilitate its securitization business, RRFSI owns and operates Residential Resources, Inc., RRI. This firm is an eighteen year old, seasoned Issuer of $2.9 Billion of "AAA" Rated, Asset-Backed Bonds.

RRI, is a bankruptcy remote, single purpose entity that holds an S-11 Shelf Registration which is on file with the United States Securities and Exchange Commission, SEC. The company's Bonds are issued directly by RRI, or through Trusts it establishes. RRI's current Shelf Registration, in the amount of $1 Billion, is on file with the Securities and Exchange Commission. The asset-backed bonds issued by RRI, are rated by one or more nationally recognized credit rating agencies such as Standard & Poor's and Moody's. The bonds are sold to the public through nationally recognized broker/dealers such as Merrill Lynch and Bear Sterns.

RRI's Bond Counsel is Jeffrey P. Berg, a Partner with the law firm Luce, Forward, Hamilton & Scripps, LLP. Mr. Berg specializes in representing issuers and underwriters as counsel in public and private offerings of securities. He has participated in. supervised, and/or has been primarily responsible for approximately 150 or more financings involving a registration statement filed with the Securities & Exchange Commission as well as hundreds of mergers, reorganizations, acquisitions and private offerings.

With interest rates at their lowest levels in forty years, the market conditions for securitization are very favorable. To insure that you recognize the maximum benefits possible in interest rate costs/expenses and spreads, the proposed transaction should be completed as soon as possible.

Please countersign this Engagement Agreement and return it to RRFSI, with the Due Diligence Fee, along with three copies of your complete Business Plan and related documents. Upon our receipt, we will initiate the due diligence review of the project.

Respectfully,

Douglas J. Crowther

President & C.E.O.

ACCEPTED AND AGREED TO THIS DAY OF , 2002.

ROCKY MOUNTAIN ENERGY CORPORATION

By:

John N. Ehrman, President & C.E.O.